Exhibit 99.2
ANNUAL GENERAL MEETING
Address by
JAN DU PLESSIS
CHAIRMAN, RIO TINTO
London — 14 April 2011

Introduction
Good morning ladies and gentlemen.
It is a pleasure to welcome you to Rio Tinto’s Annual General Meeting here in the Queen Elizabeth II Conference Centre in London.
As was the case last year, this meeting is being webcast to allow more shareholders to follow proceedings and I would therefore like to welcome them too.
As you all know, safety is paramount at Rio Tinto — not just at our mines — and so, before we continue with the meeting, may I ask you all to listen carefully to a safety briefing?
Thank you for your attention to that announcement.
Directors
All your directors are present at today’s meeting. May I extend a remote, but nonetheless warm, welcome to Richard Goodmanson who joins us today by video link from Melbourne.
As most of you will be aware from our recent announcement, two of your directors, Yves Fortier and Sir Rod Eddington, will not be standing for reelection to the Board today.

I would like to thank them both for their significant contributions to Rio Tinto over the years, including countless, long flights between Australia and the UK, and crossing the Atlantic between London and Montreal.
Andrew Gould has also announced that he will be standing down from the Board, although only at next year’s AGM and so, at this stage, we will reserve our farewells to him until then.
It is an important role for a chairman to plan for Board succession — so as to regularly refresh it with appropriate skills and new talent.
This is a process that I continue to lead on behalf of the Boards. In anticipation of the retirement from the Boards of Yves Fortier at this year’s AGMs, we appointed Bob Brown as non-executive Director last April.
I might add that the gap created by Yves’s forthcoming retirement has been admirably filled by Bob.
It is now important that we aim to appoint another Australian to replace the particular skills and experience Sir Rod has provided to the Boards. Likewise, the prospect of Andrew’s retirement next year is a priority for me, given the importance of his contribution as Senior Independent Director and remuneration committee chair.
I would also like to take this opportunity to thank Tom, Guy and Sam and the rest of the executive team for their strong leadership over the last year.

Highlights of 2010
Let me now turn to the highlights of 2010, starting with our financial results.
2010 was an outstanding year for Rio Tinto. We achieved record underlying earnings of 14 billion dollars, up 122 per cent on the previous year.
These results, together with strong operating cash flows and our ongoing capital discipline, allowed us to announce in February an increase in our annual dividend of 20 per cent compared with our previous commitment, setting a new baseline for our progressive dividend policy.
We recognise the need to strike an appropriate balance between investing for the future growth of the business while, at the same time, ensuring shareholders benefit from the Group’s continued strong performance.
With this aim in mind, we were also able to announce in February a programme to return cash to shareholders through a 5 billion dollar share buy-back.
During the year, we made other significant advances: we completed our 11 billion dollar divestment programme, we broke production records in our iron ore business and we proceeded with a number of business transformation initiatives that will improve the safety and efficiency of our operations.

We were assisted in our task by improved market conditions as governments’ fiscal and monetary stimuli began stabilising major economies.
That in turn has led to a recovery of world trade and a significant improvement in demand for commodities, with consequent upward pressure on commodity prices.
These favourable markets, coupled with divestments have allowed us to reduce our net debt level to 4.3 billion dollars at the end of last year, a fact that was recognised by Moody’s, the rating agency, which upgraded its rating of Rio Tinto to single A during 2010.
Our renewed financial strength places us in a good position to explore an expanding range of options.
In the rapidly changing economic, political and climatic conditions in which we operate, we have further enhanced our risk management processes and improved our capabilities in addressing the risks that we face.
Strategy
Looking ahead, our strategy of investing in and operating large, long term, cost competitive mines and businesses is unchanged. Following the significant capital expenditure commitment we made in 2010, this strategy has been underwritten by the Board earmarking a further 13 billion dollars in capital expenditure for this year.

While our focus remains on organic growth, we will also continue to invest in carefully targeted small to medium-sized acquisitions. Our recent successful achievement of majority control of Riversdale Mining, the Australian-listed company, with strategic coal interests in Mozambique, is a good example of this.
Commitment to sustainability
A strong focus on sustainable development that takes into account economic, environmental and social considerations provides the framework within which Rio Tinto operates. We call this our ‘licence to operate’.
A recent visit to our operations in South Africa, Namibia and Madagascar confirmed to me the significance of the values we have established and are committed to upholding in the way we approach sustainable development.
I spent the majority of my time during these visits meeting people in the communities who host our mining operations and whose continuing support and approval we must earn and re-earn to ensure our ongoing access to land, people and capital.
Our discussions focussed on issues that are important to us all, such as how we can bring economic benefits to local communities, and areas like health, safety, the environment and the impact of our operations on local communities, both during and after mine operations.

Mining investment has the potential to fundamentally change the lives of people, and at a broad level the prosperity of nations, if executed responsibly. We take this responsibility very seriously and we are committed to making decisions about the development of mineral resources which reflect a full and complete understanding of all the issues associated with such developments.
Our Outlook
Before I make a few remarks about the outlook for the business, I would like to say a word or two about the terrible succession of natural disasters we have seen in recent months in Japan, Australia, New Zealand and Brazil.
The global nature of our business means that some of our people and operations have been affected by these events.
The floods in Queensland, in particular, touched Rio Tinto very directly. We extend our sympathies to those whose lives have been affected. I am proud of the way in which our people and their families have risen to these challenges and supported local affected communities where we felt we could help.
Rio Tinto made a contribution to help alleviate the immediate suffering following these disasters and we expect to play our part in the restoration and reconstruction tasks ahead.
As far as the continuity of the business is concerned, our Business Resilience Programme was tested by these events.

It was a credit to our teams who proved themselves well up to the tasks. But we must continue to test, review and update our plans to ensure maximum preparedness for similar, future events.
As far as the near-term outlook for the business is concerned, world financial markets remain fragile. Persistent economic and financial imbalances continue to pose risks.
Recent uncertainty in the markets, turmoil in the Middle East, problems within the Euro-zone, and other recent incidents are all bearing out this view.
However, our pursuit of operational excellence and our strong balance sheet put us in a positive position to weather this short-term volatility.
Looking further ahead, our long-term growth fundamentals are strong. The populous parts of the world will continue to industrialise and urbanise.
We are well placed to supply this increase in demand for metals and minerals to meet their rising infrastructure and consumption needs.
Conclusion
Ladies and gentlemen, it has been an outstanding year for your company and one in which we have achieved excellent results.
However, before I conclude and hand over to Tom, may I take this opportunity to thank all of our people for the contributions that they have made this year. Increasingly, our people cooperate and interact as a global team and it is inspiring to see the way they work together.
I would also like to extend my gratitude to our shareholders for their continuing support and to the communities that host our operations around the globe.
Whilst we acknowledge the short-term uncertainties posed by persistent imbalances in the global economy and the challenges posed by unpredictable events, your company’s prudent balance sheet management has restored our control over the choices available to us. We are in a position to prepare the foundations for future growth and meet the challenges of delivering our metals and minerals to tomorrow’s consumers.
Thank you for your attention and I will now hand over to Tom to make some comments on our performance in 2010.
Tom, over to you.

About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Media Relations, EMEA / Americas	Investor Relations, London
IlltudHarri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0)7920 503 600	Mobile: +44 (0) 7917 576597
Tony Shaffer	David Ovington
Office: +44 (0) 20 7781 1138	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7920 041 003	Mobile: +44 (0) 7920 010 978
Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Australia / Asia	Investor Relations, Australia
David Luff	Dave Skinner
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 0419 850 205	Mobile: +61 (0) 408 335 309
Karen Halbert	Simon Ellinor
Office: +61 (0) 3 9283 3627	Office: +61 (0) 7 3361 4365
Mobile: +61 (0) 412 119 389	Mobile: +61 (0) 439 102 811
Bruce Tobin	Christopher Maitland
Office: +61 (0) 3 9283 3612	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 419 103 454	Mobile: +61 (0) 459 800 131

Media Relations, Canada	Investor Relations, North America
Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.comenquiries.mediaaustralia@riotinto.com
Twitter:	Follow @riotinto on Twitter

ANNUAL GENERAL MEETING
Address by
Tom Albanese
CEO, RIO TINTO
London — 14 April 2011

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Thank you Jan. Good morning ladies and gentlemen.
Safety
Before I discuss our results, I want to say something on safety. Running operations that are safe and injury-free is right at the top of our agenda.
So it is with deep sadness that I tell you there were three fatalities in our managed operations in 2010. These were terrible tragedies, and drive us to do everything we can to ensure we achieve our goal of zero harm in all of our operations.
Our attitude is that one injury is one too many. In 2010, we increased our focus on both contractor and process safety in the workplace. As a result, we achieved an 18 per cent decrease in our all injury frequency rate in 2010, and a 30 per cent decrease over the last three years.
I am pleased to see further safety improvement so far in 2011, but we will continue to be extra vigilant. We know this matters as much to you as it does to us.
Growth back on the agenda
If 2009 was about stabilisation, 2010 was about stating our broader vision of becoming global sector leaders and delivering outstanding results.
We achieved exceptional operating performance with record underlying earnings of 14 billion dollars and record cash flows of 23.5 billion dollars, giving us a strong platform for creating sustainable, value-adding growth.
These strong cash flows, together with the completion of our 11 billion dollar divestment programme started in 2008, have resulted in a further improvement of our balance sheet. We have reduced net debt from 18.9 billion dollars to 4.3 billion dollars.
Our strengthened financial position, our high quality assets and positive long-term outlook enabled us to initiate a significant growth programme. Since the start of 2010, we have announced more than 12 billion dollars of major capital approvals, including 8 billion dollars to expand Iron Ore production in the Pilbara by more than 50 per cent, to 333 million tonnes

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a year by 2015. This is the lowest risk, highest return major iron ore project in Australia today.
We also announced a range of other value-adding growth projects, including the modernisation and expansion of our Kitimat aluminium smelter in Canada and the construction of our industry-leading, AP60 Phase 1 aluminium smelting technology.
We increased our effective stake in the OyuTolgoi copper/gold project in Mongolia and now hold 42.1 per cent of Ivanhoe Mines, with a pathway to increase our stake to 49 per cent. Following an agreement reached with Ivanhoe Mines, we become the development and operating manager of the project, with first ore production expected to be in 2012. This is one of the most promising copper-gold deposits in the world.
As Jan has already mentioned, last Friday, we acquired a majority interest in Riversdale Mining. Our extensive experience in infrastructure and large project development combined with our significant financial capacity means that we, together with our partners, are well placed to take Riversdale’s asset base in Mozambique through its next phase of development.
We believe Rio Tinto is one of the few companies in the world with the capabilities and values to develop this project quickly, and to a world-class standard, bringing considerable benefit to the people of Mozambique.
Product group results
A number of our assets performed at, or above, nameplate capacity throughout 2010.
I would like to now discuss the financial results by product group, starting with our record performance in Iron Ore.
The Iron Ore product group’s underlying earnings were 147 per cent higher than 2009 at 10.1 billion dollars in 2010. This was a truly outstanding effort by the whole team involved.
The result was mainly driven by higher prices due to improved market conditions and strong production and sales volumes.

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Global volumes increased to 239 million tonnes per year and sales volumes continued to set new records in response to growing demand.
We believe that the market for Iron Ore will remain tight in the short to medium term with delays to new supply and strong demand driving prices.
We also expect demand to be largely unaffected by the tragic events in Japan and indeed, after this year, demand levels may well increase due to reconstruction efforts. The group remains confident in the long-term demand outlook for iron ore, and we are well positioned to drive continued superior performance through leadership in project delivery and operational excellence.
Our Aluminium product group, Rio Tinto Alcan, focussed on transformational change and portfolio discipline to reduce costs and achieve stronger margins in 2010.
The group’s contribution to underlying earnings was 773 million dollars, a turn-around of over 1.3 billion dollars compared to 2009. This transformation positively affected performance which was also driven by improvements in pricing, and higher sales of value-added products.
In 2010, the group divested some of its smaller non-core businesses and we also started modernising and expanding existing assets — such as the Kitimat smelter in British Columbia; AP60 phase 1 in Quebec; ISAL expansion in Iceland; and Yarwun expansion in Australia.
Our Copper product group achieved an increase in underlying earnings of 35 per cent in 2010 to 2.5 billion dollars as a result of higher prices driven by increased global demand.
During 2010 the Copper group made significant and important progress on a number of fronts, including optimising the Kennecott Utah Copper operation, progressing a number of underground projects and, as I mentioned, increasing our ownership and becoming the developer and manager of the OyuTolgoi project.
Global electrification and growth in China and India, along with a greater focus on renewable sources of energy, should drive continued demand for copper.

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In 2010, the markets for the Diamonds and Minerals group substantially recovered from the turmoil of late 2008 and 2009.
This was partly driven by rising consumer demand in China and was reflected in higher prices and increased sales volumes, leading to a 16 per cent increase in revenues. Total underlying earnings were 328 million dollars.
The Diamond and Minerals group will continue to focus on improving the efficiency of assets and building the growth projects in its pipeline.
The Energy product group aims to be a leader in the development of the world’s coal and uranium resources.
The group’s underlying earnings of 1.2 billion dollars, were two per cent higher than 2009. Its performance was affected by adverse exchange rate movements resulting from a stronger Australian dollar.
During 2010, the group continued to drive its focus on seaborne coal and to sell non-core assets with the divestment of Cloud Peak Energy in the US and the sale of some undeveloped coal projects in New South Wales.
Given the extraordinary rainfalls and flooding in Australia at the start of the year, we were forced to suspend production at a number of coking coal mines in Queensland.
We also chose to suspend uranium processing at ERA in the Northern Territory, which has now been extended to late July. Force majeure has now been lifted at all but one of our Queensland coal mines.
The global uraniummarket has been affected by events in Japan with prices falling in the first days of the disaster, although they have since rebounded.
The Japanese situation remains of great concern, but at this stage, even as events continue to unfold, we believe that nuclear power will remain a core element of the world’s energy mix, especially as carbon pricing is introduced.
That said, it will take longer and be more difficult to develop new nuclear power facilities in many parts of the world.

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Building our relationship with China
I said to you last year that it was a priority for Rio Tinto to develop stronger ties with China. This was a key focus of my efforts in 2010.
In July, we signed a joint venture agreement with Chalco for the development of the Simandou iron ore project in Guinea.
In December, we signed a memorandum of understanding with Chinalco to establish an exploration joint venture in China.
The JV will explore world-class mineral deposits and I believe it provides us with a great opportunity to create value for mutual benefit.
In December, we also agreed to extend our 20-year-old Channar Mining joint venture in the Pilbara with our partner, Sinosteel Corporation.
Strategic strengths
Our strengthened balance sheet and consistent strategy to invest in Tier 1 resources — those with the potential for long term, that are cost competitive and that have options to expand — will help us weather any short-term storms and capitalise on strong, long-term fundamentals.
Looking to the future, we see a world of strong global demand, in an environment of constrained supply.
As emerging markets like China and India continue to industrialise and urbanise, we expect a consequent increase in the level of demand for products that are made from our metals and minerals. There is a growing population around the world who want to improve their standards of living.
They want better housing, cars, infrastructure, washing machines, and mobile phones — and there are already 5 billion of those in the world.
To put this in context, over the next 30 years it is projected that the world will consume as much copper as it has over the last 10,000 years.
That’s a tall order.

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For too long, our industry underinvested in its future, it did not do enough exploration, it did not train enough people and it did not build enough capacity to satisfy this surge in demand.
We are in a period of unprecedented growth in our sector, and while financing is no longer the prime issue, the challenge for us now is about access to human and mineral resources.
In our search for new employees, we not only face a shortage of skills, we are also in competition for the same skills with others in the mining industry, as well as with expanding sectors such as oil and gas, especially in hot spots such as Western Australia and Queensland.
There is also increasing competition for new mineral reserves. Those that are to be found are increasingly located in challenging geographies and geologies, or parts of the world where we have not historically had a presence, such as Mozambique and Mongolia.
In addition, greater stakeholder demands mean that it is taking longer to develop new resources, if they can be developed at all. Finally, we are increasingly challenged by the trend towards greater resource nationalism, further adding to the cost to develop and reducing the incentive to invest.
This leads to both a challenge and an opportunity.
We must find, manage and develop resources in ways we have never done so before, and improve our capabilities to do so.
One way we are doing this is through the smart use of new technology and finding new ways to tackle problems such as locating new, deeper deposits.
Our industry-leading Mine of the FutureTMprogramme is an example of how technology and innovation can provide us with solutions to the challenges we face.
At its heart is the vision of better mining operations, greater energy efficiency, lower production costs, and improved safety and environmental performance.

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We have spoken about sustainable development at our AGMs for over ten years, and the importance of doing well in all aspects of it, including employee safety, environmental protection and delivering real economic benefits to local communities.
On the subject of striving for excellence, it was announced yesterday that Rio Tinto is the official mining and metals provider of the London 2012 Olympic and Paralympic Games.
All of us at Rio Tinto are excited to once again be involved with the Games and that metal from OyuTolgoi and Kennecott Utah Copper will become treasured medals for the world’s elite athletes.
We are also supportive of London 2012’s commitment to delivering sustainable Games, which aligns with our commitment to sustainable development.
Rio Tinto has worked hard at this over the past decade, with a track record second to none. But we know there is more we can do. I believe that excellence in sustainable development will confer strategic advantage and position us as the developer of choice for the next generation of tier one ore bodies, something the world’s economy will increasingly require.
Looking ahead, as we move into more new markets and develop deposits in new countries, we will also need to be a more global company.
We plan to have our workforce and leadership reflect this better through increasing its diversity and training new talent from emerging economies.
For our shareholders, this means better growth prospects, and better economic returns, in a world which needs more of our products.
Conclusion
In closing, Rio Tinto is reinvigorated, running strongly and benefiting from favourable, albeit volatile, markets.
Our stronger balance sheet positions us well to invest in many first-class growth projects and to better deal with any future market shocks.

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In 2010, with many of our operations running at full capacity, we more than doubled our underlying earnings, reflecting strong markets and our leadership in operational performance.
I would like to thank my management team and all of our 75,000 employees for their commitment to safety and excellence. And you, our shareholders, for your continued support.
In a world of increasing commodity demand and growing sustainable development challenges, Rio Tinto is well positioned to become the sector-leading mining and metals company.
We have strong assets, great people, are leaders in technology and innovation; and are world class operators.
Thank you.

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Media Relations, EMEA / Americas	Investor Relations, London
IlltudHarri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0)7920 503 600	Mobile: +44 (0) 7917 576597
Tony Shaffer	David Ovington
Office: +44 (0) 20 7781 1138	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7920 041 003	Mobile: +44 (0) 7920 010 978
Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Australia / Asia	Investor Relations, Australia
David Luff	Dave Skinner
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 0419 850 205	Mobile: +61 (0) 408 335 309
Karen Halbert	Simon Ellinor
Office: +61 (0) 3 9283 3627	Office: +61 (0) 7 3361 4365
Mobile: +61 (0) 412 119 389	Mobile: +61 (0) 439 102 811
Bruce Tobin	Christopher Maitland
Office: +61 (0) 3 9283 3612	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 419 103 454	Mobile: +61 (0) 459 800 131

Media Relations, Canada	Investor Relations, North America
Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.comenquiries.mediaaustralia@riotinto.com
Twitter:	Follow@riotinto on Twitter

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